Novellus Systems, Inc. 4000 North First Street San Jose, CA 95134 TEL: (408) 943-9700 FAX: (408) 943-3422 August 12, 2008 Via EDGAR, Telefacsimile and Overnight Delivery

Ms. Angela J. Crane Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Novellus Systems, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 29, 2008 Form 10-Q for the period ended March 29, 2008 Filed May 7, 2008 File No. 1-10655

Dear Ms. Crane:

Novellus Systems, Inc. (“we” or the “Company”) submits this letter in response to the comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), which were set forth in your letter dated July 29, 2008 (the “Letter’) regarding the above referenced document.

The Staff’s comments, indicated in bold and italicized type, are followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Contractual Obligations, page 41

1.      We note that you have provided disclosure of your contractual obligations in two tables — one for lease payments and one for long-term borrowing arrangements. In your future filings, as applicable, please provide, in one table, disclosure for all of the company’s contractual obligations and clearly indicate the company’s total contractual obligations. Please refer to Item 303(a)(5) of Regulation S-K.

Response: In response to your comments, in our future filings, as applicable, we will provide disclosure of all of our contractual obligations in one table.

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Two

Notes to Consolidated Financial Statements, Page 50

Significant Accounting Policies, page 50

Revenue Recognition, page 51

2.      We note that you record deferred revenue and associated cost of sales in deferred profit prior to meeting specific revenue recognition criteria related to delivery. Please tell us and revise in future filings to disclose the “specific revenue recognition criteria” related to delivery that still remains. Also, tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred profit caption on your balance sheets as of December 31, 2007 and March 31, 2008.

Response: As requested, the Company will comply with the request for added disclosure in future filings. We will comply with this request in our future filings by replacing the sentences “It is common for us to ship equipment and transfer title to the buyer, prior to meeting specific revenue recognition criteria related to delivery. In these cases we record deferred revenue and associated cost of sale in deferred profit on our Consolidated Balance Sheet until all revenue recognition criteria have been met” in the Revenue Recognition policy disclosure with the following: “It is common for us to ship equipment and transfer title at the point of delivery to the buyer under the terms of our contractual relationship. When uncertainty exists as to customer acceptance due to customer-specific equipment performance conditions we record the deferred revenue and associated costs of sales in deferred profit on our Consolidated Balance Sheet until all revenue recognition criteria have been met.”

We also supplementally provide the Staff the components of deferred profit on our Consolidated Balance Sheets for each of the periods ended March 29, 2008 and December 31, 2007:

	March 29 2008	December 31 2007
Deferred revenue	$99,021	$98,472
Deferred costs of sales	($45,875)	($46,220)

Deferred profit	$53,146	$52,252

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Three

3.      We also note your disclosure about customer acceptance, which states, “for sales contracts where final payment is not billable until customer acceptance, the final payment (which typically exceeds the fair value of the installation services) is recognized upon customer acceptance.” Please address the following:

•        Tell us what percentage of the total payment is withheld until customer acceptance.

Response: We supplementally advise the Staff that the percentage of the total payment withheld until customer acceptance, per the terms of the contractual arrangement, is typically 10% to 20% of the total payment.

•        Explain your client acceptance process and the documents that record the acceptance by the customer. Explain when these are obtained and how they impact your revenue recognition. In the absence of the formal customer acceptance, explain to us how you assure the customer acceptance.

Response: We advise the Staff that we generally require acceptance certificates that are signed by the customer and the Company’s regional president. These acceptance certificates certify that the equipment has met all required customer-specific performance specifications and that we have no further obligations, other than standard warranty provisions. These certificates are executed by the customer and the Company’s regional president upon the completion of equipment installation and acceptance testing as deemed necessary by the customer. In addition, in certain cases the contractual relationship with our customer defines acceptance to have occurred after the passage of a fixed number of days subsequent to equipment shipment.

•        Tell us your consideration of the guidance in Question 1 of SAB Topic 13.A.3b which states, “the delivery criterion would generally be satisfied . . . unless product performance may reasonably be different under the customer’s testing conditions specified by the acceptance provisions.”

Response: We respectfully advise the Staff that prior to the sales order being placed by the customer, the performance characteristics of our equipment has typically been fully evaluated either within our customer’s fabrication facilities or here at the Company. After the order has been placed, our equipment is fully assembled and tested, as necessary, in our manufacturing facilities. Additionally, the following disclosure in our Revenue Recognition policy indicates how we are comfortable that we have, at the point of delivery, determined that acceptance is deemed perfunctory if we have the requisite acceptance experience with that customer and equipment, “Provided that we meet defined acceptance experience levels with both the customer and the specific type of equipment, we recognize revenue for the equipment element upon shipment and transfer of title”. We supplementally advise the Staff that our revenue policy further defines the acceptance experience level as two (2) previously accepted pieces of equipment with the same specifications to the same customer.

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Four

Since the customer has already purchased two pieces of equipment with the same specifications as the ordered equipment, we feel this policy provides us with objective evidence that the equipment performance will not “reasonably be different under the customer’s testing conditions” and at the point of delivery the equipment meets all of the criteria and specifications in the customer sales order. In addition, we believe we have an enforceable right to collect payment from the customer at the point of delivery as described above.

•        Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met.

Response: We supplementally advise the Staff that our customer’s have the right to return the equipment only prior to acceptance. However, once the equipment is accepted our customers do not have a right to return but only have rights under the product’s warranty provision. As noted above, when we have the requisite historical acceptance experience with the specific equipment and customer, we have determined that the portion of the sales price billable upon shipment should be recognized as revenue at that time. We supplementally advise the Staff that the Company is not aware of any instance where a customer has returned equipment following acceptance.

Item 9A Controls and Procedures, page 82

4.      We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “subject to the limitations noted in this Part 11, Item 9A.” Given the limitations noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure in future filings to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

Response: The Company’s principal executive officer and principal financial officer had concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures were effective without qualification, and that the Company did not intend to imply that these conclusions were in any way limited or qualified.

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Five

The Company included a discussion of the possible limitations on the effectiveness of controls and procedures in its Form 10-K solely for general background purposes and did not mean to suggest that the effectiveness of the Company’s controls and procedures was limited or not effective. However, the Company understands how the limitations described in its Form 10-K could be interpreted to qualify the conclusions of its management, and therefore, assuming no material changes, the Company will omit the following language “subject to the limitations noted in this Part II, Item 9A” in future filings.

Form 10-Q for the Quarterly Period Ended March 29, 2008

Notes to Consolidated Financial Statements, page 6

Note 3. Financial Instruments, page 9

Auction-Rate Securities, page 10

5.      We note that beginning in February 2008, most ARS auctions began to fail, and accordingly the contractual interest rates on the securities reset and the securities became illiquid. Consequently, you reclassified your securities to long-term investments and recorded a temporary unrealized loss of $5.8 million in the first quarter of 2008. Please tell us how you determined that a cash flow analysis was the appropriate model to determine the fair value of these securities. Also explain your basis for choosing this method and whether you considered any other valuation techniques.

Response: We considered other possible valuation techniques such as a market or cost approach, but due to the illiquid nature of the market as of the end of our first quarter of 2008, we concluded that the income approach was the most appropriate valuation technique.

We respectively advise the Staff that we determined the discounted cash flow method to most appropriately estimate fair value of our Auction Rate Securities (“ARS”) at the end of the first quarter of 2008 for the following reasons: 1) the credit ratings of our ARS with failed auctions remained AAA as determined by nationally recognized rating agencies, 2) interest continued to be paid, albeit at the higher default rate, and 3) there was no indication that interest payments would not continue through maturity. These characteristics were indicative that the credit worthiness and cash flow characteristics of the securities remained unchanged and that the underlying securities were not other than temporarily impaired.

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Six

Your discussion should also include the following:

•        How you considered trades in the secondary market and if you did not consider trades in the secondary market, why you did not consider this an appropriate analysis;

Response: As of the end of our first quarter of 2008, an active observable ARS secondary market had not yet developed nor did we have any insight into the nature of the limited transactions within that market and therefore that information was not considered to be meaningful information in our fair value determination. In addition, we advise the Staff that we did have a sale at par via the normal auction market mechanism during March 2008 and we did have certain other Auction Rate Securities for which failure to settle at auction had yet to occur.

•        The basis for the assumptions used to determine your estimate of the present value of the auction rate securities in your cash flow analysis, including the sensitivity of your estimated present value to those assumptions; and whether you considered any broker’s estimation of the fair value of your auction rate securities;

Response: We consulted with our investment broker to gain insight as to how they were viewing the then current market conditions with respect to Student loan backed ARS and then utilized a discounted cash flow valuation model that included the following significant inputs:

•        Projected interest income and principal payments through the legal maturity of the securities.

•        A market risk adjusted discount rate, which was based on a basket of securities that traded in open market and had similar collateral composition to the auction rate securities as of March 29, 2008 adjusted for an expected yield premium of approximately 60 to 125 basis points, to compensate for the current lack of liquidity resulting from failing auctions for such securities.

•        Weighted Average Life of collateral consisting of, Private and FFELP (Consolidated, Stafford and Stafford Plus), based on historical and projected prepays.

•        No default or credit risk adjustments to the discount rate, given the failed auction rate securities in our portfolio were all AAA rated by nationally recognized rating agencies, collateralized by student loans and repayment of the underlying obligations guaranteed by either a U.S. federal or municipal government institution.

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Seven

We supplementally advise the Staff that our internal analysis yielded results similar to our broker’s internal analyses.

For Auction Rate Preferred Shares we used an internal discounted cash flow model that incorporated our assumptions about the anticipated term and the yield that a market participant would require to purchase such a security in the marketplace to estimate fair value. Management’s belief was, and currently remains, that Auction Rate Preferred Shares will be redeemed within a year and we are aware of some redemptions occurring at par subsequent to the failure of the auction market. Therefore, we used the default interest rate for each security at the end of the quarter as the discounting factor and discounted the security for one year.

In addition, we advise the Staff that our sensitivity analysis indicated that a 50 basis point change in the expected premium yield and a one-year increase in expected maturity would have resulted in changes in the overall securities fair value of approximately 1.5% and 1.6%, respectively, of the total par value of these securities. These amounts are not material to our financial statements.

•        How you determined, based on your estimate of fair value, that the temporary unrealized loss was only $5.8 million and that there were no other-than-temporary losses in your auction rate security investments at March 31, 2008, considering the failed auctions for your auction rate securities in February 2008. Please clarify whether you have the intent and the ability to hold these securities until maturity. Refer to SFAS 115, FSP FAS 115-1, SAB Topic 5M, or other authoritative accounting literature which supports your analysis.

Response: As discussed above, we used present value calculation for the failed Auction Rate Preferred Shares and for the failed student loan ARS. The difference between the calculated fair value and the carrying amount of the securities resulted in an unrealized loss of $5.8 million at the end of the first quarter of 2008.

As noted in SAB Topic 5M, “management should consider all available evidence to evaluate the realizable value of its investment”. After considering all such evidence the Company believed that there were no “other than temporary” unrealized losses at the end of the first quarter of 2008 for the following reasons: 1) the credit worthiness of the issuer had not deteriorated, 2) interest continued to be paid at the default rate, 3) our auction rate securities activity during the first quarter of 2008 occurred at par and 4) our research with brokers and institutional holders indicated that the securities would be redeemed by the issuers or be sold pursuant to the normal auction process or within an orderly market.

We classified ARS with a maturity of greater than one year as long-term to reflect both the lack of liquidity of those positions at the balance sheet date and the Company’s ability to hold these securities to maturity, if necessary. We intend to hold our ARS until they can be liquidated in a market that facilitates orderly transactions.

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Eight

Item 2: Management’s Discussion and Analysis, page 15

6.      We note that your sales have declined since the second half of your 2007 fiscal year, and it appears from your disclosure and the first and second quarter earnings calls for the current fiscal year that management has anticipated and continues to anticipate weak and uncertain market conditions resulting from pricing, supply and demand in the memory market and liquidity conditions. We also note from your disclosure and earnings calls that management has been attempting since at least the 2007 fiscal-year end to reduce your operating expenses to a goal of $110 million per quarter by the third quarter of your current fiscal year. In your future filings, as applicable, please address any known trends and uncertainties that have had or that you reasonably expect will have a material impact on your operating results in Management’s Discussion and Analysis. Refer to item 303(a)(3)(ii) of Regulation S-K. In your future filings, as applicable, please expand the “Overview of Our Business and Industry” section of Management’s Discussion and Analysis to provide a more detailed discussion of current material business challenges, opportunities and risks, such as those presented by known material trends and uncertainties, on which management is most focused, and the actions they are taking in response to them. For example, identify and describe the factors that have created the “ongoing weakness in the semiconductor industry” referenced in your disclosure, whether management expects those conditions to persist, and discuss how those factors have had or may have an impact on your customers’ expenditures for your products and your operating results and financial condition. Also describe your plan to reduce operational expenses, what has been accomplished to date, what remains to be achieved, including any obstacles that you expect to encounter, the expected date by which the plan will be complete and the overall effect of the plan on your business and results of operations. Please see Interpretative Release No. 33-8350, available on our Web site at http://www.sec.gov/rules/interp/33-8350.htm, for guidance on the content and purpose of an executive summary.

Response: Please see Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview of Our Business and Industry, page 18 of the Form 10-Q for the second quarter ended June 29, 2008 filed with the Commission on August 7, 2008 as it reflects our response to your comments. For your convenience, we have included the revised text below.

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Nine

“As a supplier to the global semiconductor and semiconductor-related industries, we are subject to business cycles and trends which are difficult to predict. As indicated above, our products are used to manufacture semiconductors that are used throughout the electronics industry, including the personal computer, mobile phone, consumer electronics and portable media player markets. Our revenues are driven largely from capital spending by our customers who operate principally in the semiconductor memory and logic markets.

The demand for our products is affected by the profitability of our customers which is driven by capacity and market supply for their products. In fiscal 2006 and 2007, our memory customers built excess capacity as they did not accurately predict the market’s demand for their products. As a result, memory capacity additions saturated the market and outpaced the rate of demand. The overcapacity of memory customers coupled with weak memory pricing, tight liquidity in the credit markets, and the negative economic environment has caused those customers to pause on capital spending. While we have seen our customers’ capital expenditures slow in recent past, we expect our customers’ capital spending to increase over the long term as demand from various industries continues to steadily rise.

We have also seen a shift in the proportion of total capital spending to the memory market. Specifically, we have begun to see a need and growing demand for DRAM and NAND. We believe this shift will drive the development of more efficient tools to satisfy our customers’ needs as memory requires tremendous economies of scale that involve leveraging large fabrication facilities. Alternatively, logic requirements are more complex as they have a high part member mix, multiple customers and applications, and do not have the capacity to grow mega-fabrication facilities like our memory customers. Our customers are continuously seeking more affordable technology to drive down their prices so they can continue to grow the market demand for their products.

We continue to focus on our responsiveness to customers by increasing efficiencies and producing products that the market desires. Part of this plan involves leveraging our position in the market with the introduction of new specialized platforms that meet the diverging needs of our customers. We have seen great acceptance of our memory products and intend to leverage our strength and position in the logic market. During this economic downturn, we intend to continue building product momentum and driving market share in anticipation of market growth over the long term.

Given the historically cyclical nature of the semiconductor industry, we continue to focus on operational execution and a paring down of certain research and development activities to improve profitability by reducing our cost structure. We made strategic decisions during the second quarter of 2008 to focus on our core products discussed in our Annual Report on Form 10-K. Accordingly, we incurred $13.6 million of additional expenses during the second quarter of 2008 related to impairments of inventory and evaluation systems, write-downs of certain research and development assets, and reductions in workforce. As a result, we anticipate achieving our goal of reducing quarterly operational expenses to approximately $110 million in the third quarter of 2008, excluding employee profit sharing expenses, as applicable, and any impact that results from adverse changes in the exchange rate between the U.S. dollar and the local currency where expenses are incurred.”

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Ten

Item 4. Controls and Procedures, page 23

7.      You indicate that your disclosure controls and procedures are “designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act such as this Quarterly Report on Form l0-Q, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms”, and that your “[d]isclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.” We note, however, that your disclosure under “Conclusions,” only provides the conclusion that your chief executive officer and principal financial officer made with respect to the delivery to them of material information relating to the company during the period when your periodic reports were being prepared. Please revise your future filings to clarify, if true, that your officers also concluded that your disclosure controls and procedures were also effective to ensure that the information required to be disclosed in your reports filed under the Exchange Act is recorded, processed and summarized within the time periods specified in the SEC’s rules and forms. Refer to Exchange Act Rule 13a-l5(e).

Response: Please see Item 4. Controls and Procedures, page 25 of the Form 10-Q for the second quarter ended June 29, 2008 filed with the Commission on August 7, 2008 as it reflects our response to your comments. For your convenience, we have included the revised text below.

“Conclusions

Based upon the controls evaluation, our Chief Executive Officer and our Principal Financial Officer have concluded that our disclosure controls are effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that material information relating to the Company is made known to management, including the Chief Executive Officer and the Principal Financial Officer, particularly during the period when our periodic reports are being prepared, and that our internal controls for financial reporting are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with U.S. GAAP.”

Ms. Angela Crane Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission August 12, 2008 Page Elevn

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (408) 570-2504 if you have any questions regarding the responses to the Letter.

Sincerely,

/s/ Martin J. Collins
Martin J. Collins
Senior Vice President and General Counsel

cc: Dawn Smith, Morrison & Foerster LLP